Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Competition Act amendments silence Canadian businesses taking climate action

Calgary, Alberta (June 20, 2024) – Suncor Energy (TSX: SU) (NYSE: SU), one of the largest oil sands companies in Canada, and a member of the Pathways Alliance, is steadfast in our commitment to environmental performance and operational emissions reduction. To support our commitment, we have strived to be transparent about our actions and plans, which we believe is critical to building trust and driving improvement.

However, our ability to remain transparent has been significantly compromised as a result of Bill C-59, which was recently passed and includes amendments to the Competition Act related to environmental and climate disclosure. With these changes, it is possible that certain public representations by a business about the benefits of the work it is doing to protect or restore the environment or address climate change will violate the Competition Act and subject it to significant financial penalties unless the business can adequately and properly substantiate their claims according to “internationally recognized methodology,” which may or may not exist.

Creating a public disclosure standard that is so vague as to lack meaning and that relies on undefined "internationally recognized methodology” opens the door for frivolous litigation, particularly by private entities who will now be empowered to directly enforce this new provision of the Competition Act. This represents a serious threat to freedom of communication.

These amendments create significant uncertainty and risk for all Canadian companies regardless of sector, that communicate publicly about environmental performance, including actions to address climate change. As a result, we have been forced to remove information on environmental and climate performance, progress, and plans from our website, social media platforms and other communications channels at this time. These actions are a direct consequence of this legislation and are not related to our commitments or belief in the accuracy of our environmental communications.

The result of this legislation, which has been quickly put in place with little or no consultation, is to silence Canadian businesses taking climate action. We will continue to impress on the federal government the need for clarity regarding these new amendments so that we and all other industries can share the important work we are doing to preserve and restore the environment and address climate change.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com

Media inquiries:	Investor inquiries:
1-833-296-4570	invest@suncor.com
media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com